Richard Segal + 1 617 937 2332 rsegal@cooley.com	VIA EDGAR

July 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field Dietrich King Keira Nakada Lisa Vanjoske

Re:	Innate Pharma S.A. Confidential Draft Registration Statement on Form F-1 Submitted June 10, 2019 CIK No. 0001598599

Ladies and Gentlemen:

On behalf of our client, Innate Pharma S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2019 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 10, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form F-1

Overview, page 1

1.

We note your statement that you “may be eligible to receive an aggregate of approximately $5.5 billion in future contingent payments from existing collaboration agreements and potential license agreements.” Please revise to disclose any material assumptions factored into this estimated future payment.

Response:	In response to the Staff’s comment, the Company has included additional disclosure on pages 1, 5, 112 and 115 of the Amended DRS.

July 19, 2019

2.

Please revise the chart on page 2 so that the text within the various columns is legible. We note similar legibility concerns with other graphic images throughout the prospectus and ask that you improve their legibility.

Response:	In response to the Staff’s comment, the Company has revised the pipeline chart on pages 2 and 111 and the graphics on pages 1, 110, 116, 117, 118, 121, 123, 125, 127, 132 and 135 through 140 of the Amended DRS to improve legibility.

Implications of Being an Emerging Growth Company, page 7

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such communications used to date. The Company will continue to supplementally provide any such communications used in the future.

Use of Proceeds, page 74

4.

We note that the net proceeds will be used to fund the clinical development of a number of your product candidates. Please revise your disclosure to specify how far in the clinical development you expect to reach with the net proceeds for each of the identified product candidates.

Response:	The Company respectfully acknowledges the Staff’s comment and will include this information in a pre-effective amendment to the Registration Statement no later than the commencement of its roadshow for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 101

5.	Please disclose the aggregate amount of milestone obligations that have been excluded from the table and the general description of the triggering events.

Response:	In response to the Staff’s comment, the Company has included additional disclosure on page 103 of the Amended DRS.

July 19, 2019

Business, page 109

6.

We note that throughout this section you use the phrase “potentially first-in-class” to describe certain of your product candidates that are still in clinical development. Please tell us the basis for your belief that these product candidates will be first-in-class or, alternatively, please revise these descriptions for non-FDA approved drugs.

Response:	The Company respectfully acknowledges the Staff’s comment and notes that it believes IPH4102 and monalizumab, if approved, have the potential to be a “first-in-class” treatment for various cancer indications given that no approved products or, to the Company’s knowledge, product candidates that are in development by third parties target the same receptors that the Company is targeting for the treatment of the cancer indications that the Company is seeking to address. The Company believes that these novel receptor targets and their unique role in tumor proliferation, in some circumstances, may allow the Company to create first-in-class medications for cancer indications, as is the case with the Company’s approved product, Lumoxiti, which was the first FDA-approved treatment for HCL in over 20 years.

7.

Please add a section summarizing the history and development of your company. In doing so, please discuss any important events in the development of your business. Please refer to Item 4.a of Form F-1 and Item 4.A.4 of Form 20-F. If you do not believe such information would be material to an understanding of the general development of your business, please tell us why. In this regard, we note your statements on pages 1 and 4, respectively, that “we have a 20-year history of research and development in immuno- oncology” and “our rich heritage and leadership in the field of innate immunity,” as well as other similar statements throughout the prospectus.

Response:	The Company respectfully acknowledges the Staff’s comment and advises that there are no important events in the development of its business, as defined in Item 4.a of Form F-1 and Item 4.A.4 of Form 20-F, that would be material to an understanding of the general development of its business beyond the disclosure already provided. The Company has revised its disclosure on pages 1, 4, 83, 110, 114, F-9 of the Amended DRS accordingly.

July 19, 2019

Collaboration and licensing agreement with Sanofi, page 146

8.

We note that pursuant to the agreement you may be entitled to royalties on net sales. Similar to how you have quantified other royalty payments, please disclose a range for the agreement that does not exceed ten percent.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure on pages 140 and 147 of the Amended DRS.

Notes to the Consolidated Financial Statements

2) Accounting Policies

g) Intangible assets, page F-22

9.

Please tell us how your policy to amortize licensed rights after obtaining marketing approval or after entering in an out-license collaboration agreement with a third-party complies with paragraph 97 of IAS 38 in which intangible assets are required to be amortized when it is available for use.

Response:	In response to the Staff’s comment, the Company confirms to the Staff that its accounting policy is to amortize licensed rights after obtaining regulatory approval or after entering into an out-license collaboration agreement with a third party. The Company considered paragraph 97 of IAS 38 and determined that its intended use of acquired licensed rights varies depending on the Company’s strategy with respect to the product candidate to which such rights pertain. More specifically, the Company seeks to either (i) enter into an out-licensing agreement with a third party for further development of the product candidate to which the licensed intellectual property rights pertain or (ii) develop the product candidate to which the licensed intellectual property rights pertain up to regulatory approval and, if approved, market the product.

Under the first scenario, the Company does not intend to develop the product candidate to which the licensed intellectual property rights pertain up to regulatory approval, primarily because the Company does not believe that it has the financial or organizational resources to complete the development of the applicable product candidate. When the Company enters into a collaboration agreement under this scenario, it considers that the licensed intellectual property rights are available for use to generate economic benefits in the form of up-front and potential additional payments and therefore starts amortizing them.

Under the second scenario, the Company intends to develop the product candidate to which licensed intellectual property rights pertain until such rights can produce economic benefits in the form of proceeds from the sale of an approved product. In this scenario, the licensed intellectual property rights are considered available for use, and the amortization begins upon receipt of regulatory approval to start commercialization of the applicable product.

July 19, 2019

In both scenarios and in accordance with IAS 38, the amortization of the licensed rights starts when they are in a location and condition necessary for them to be capable of operating in the manner intended by the Company, in accordance with its strategy for the asset.

g) Intangible assets

Monalizumab rights under the 2014 Monalizumab (NKG2A) Novo Nordisk agreement, page F-35

10.

We note that you amortize Monalizumab rights over the anticipated residual duration of the Phase II trials. Please tell us how AstraZeneca’s exercise of the 2015 Option affected the amortization period. Provide an analysis to support why it did or did not affect the amortization period. Tell us what period you are amortizing the €13.1 million payment in October 2018 over.

Response:	The Company confirms to the Staff that monalizumab rights are amortized over the anticipated residual duration of the Phase II trials. Under the agreement signed with AstraZeneca in April 2015, the Company was responsible for completing the Phase I and Phase II clinical trials, but has no obligation to render services beyond the completion of the Phase II clinical trials. The exercise of the option by AstraZeneca in October 2018 did not affect the amortization period of monalizumab rights because it did not change the period over which those rights are available for use by the Company. More specifically, the Company determined that it remains uncertain whether the Company will obtain economic benefits beyond the Phase II clinical trials. Accordingly, the licensed rights are still amortized over the anticipated residual duration of the Phase II clinical trials, which were still ongoing at the date of the exercise of the option by AstraZeneca. This duration is carefully reviewed by the Company at the end of each financial reporting period.

The €13.1 million paid to Novo Nordisk upon the exercise of the option was considered by the Company as an additional payment and recognized as an increase in the carrying amount of the intangible asset. This amount is amortized over the anticipated residual duration of the Phase II clinical trials. As of December 31, 2018, the Company estimated that the intangible asset related to monalizumab would be fully amortized by the end of 2019.

July 19, 2019

Anti-CD39 Rights Acquired from Orega Biotech, page F-35

11.

Please disclose the amount of payments recognized for Anti-CD39 recorded in the financial statements. In addition, quantify the potential obligations remaining under the Orega Biotech licensing agreement and the description of events that would trigger those payments.

Response:	The Company advises the Staff that as of December 31, 2018, it has paid a total of €1.8 million to Orega Biotech for the acquisition of an exclusive license to Orega Biotech’s intellectual property rights related to anti-CD39, which has been recognized as an intangible asset in the consolidated statement of financial position of the Company.

Pursuant to the amended agreement between the Company and Orega Biotech dated June 2019, the Company has paid Orega Biotech an additional €7.0 million as consideration following the collaboration and option agreement entered into by the Company and AstraZeneca on October 22, 2018. The payment was made in June 2019 and was accounted for as an increase of the Company’s intangible asset.

This amended agreement states that the Company is obligated to pay up to an aggregate of €51.5 million upon the achievement of development and regulatory milestones. In addition, the Company would be obligated to pay mid-single digit to low-teen percentage on the sublicensing revenues the Company will be receiving from AstraZeneca. The Company has revised the disclosure on pages 87, 103, 147, F-35, F-36 and F-62 of the Amended DRS accordingly.

13) Revenue and Government Financing for Research Expenditures

a) Revenue Recognition Related to Monalizumab AstraZeneca Agreements and Amendments, page F-52

12.

We note that some costs incurred under the AstraZeneca sublicense are included in revenues, while others are in research and development expenses. Please tell us your basis for determining their classification. Cite the relevant accounting guidance to support your classification.

Response:	The Company clarifies to the Staff that the costs incurred by the Company in relation to agreed-upon services under the AstraZeneca co-development and option agreement are recorded as research and development expenses in its consolidated statements of financial income (loss) because they are costs incurred in fulfilling the Company’s obligations towards AstraZeneca.

Under the 2015 agreement with AstraZeneca, the Company is committed to co-fund shared development expenses in relation to Phase I/II clinical trials related to the development of applicable product candidates. The Company and AstraZeneca make quarterly cost sharing payments to one another to ensure that each party co-finances its contractual share of the overall shared development costs incurred.

July 19, 2019

Under IFRS 15, amounts due to the partner as a result of the co-funding engagement are not recognized as research and development expenses, but are instead recorded as payments to customer in accordance with IFRS 15.70. The total amount expected to be paid to AstraZeneca reduces the transaction price recorded as revenue in the consolidated statement of income (deferred revenue in the consolidated statement of financial position for the portion not yet recognized in the consolidated statement of income) following the identified performance obligation under the collaboration agreement, and is classified as collaboration liability in the consolidated statement of financial position. Quarterly invoices received from AstraZeneca reduce the collaboration liability and have no impact on the consolidated statement of income.

In order to clarify this accounting topic, the Company has amended its disclosure on page F-53 of the Amended DRS.

b) Revenue Recognition Related to IPH5201 AstraZeneca Collaboration and Option Agreement, page F-53

13.

Please clarify whether the research and development cost reimbursements are limited to certain activities in preclinical studies or whether you are also reimbursed for activities in the Phase I trial. In addition, clarify the period through which the revenues are recognized. In this regard, we note that you may be recognizing revenues through preclinical studies while obligated to provide research and development services also in Phase I clinical trial.

Response:	The Company acknowledges the Staff’s comment and clarifies to the Staff that, under the IPH5201 AstraZeneca collaboration and option agreement signed in October 2018, the Company is reimbursed for the costs incurred in relation to preclinical studies. Consequently, the transaction price is recognized as revenue following the percentage of completion of costs incurred in relation to the preclinical studies as stated on page F-54 of the Amended DRS.

The parties have not yet decided who will perform the research and development activities in relation to clinical trials that are launched in the event that AstraZeneca exercises its option. If the parties agree that the Company will perform these research and development services, the Company will receive consideration for these services and will account for such consideration in accordance with IFRS 15.

The Company has clarified its disclosure on page F-53 of the Amended DRS.

July 19, 2019

14.	Please explain to us the basis for this statement “The Company considered that the upfront payment is a variable consideration.”

Response:	The Company clarifies to the Staff that it considers the exercise price of the option for an exclusive license related to IPH5201 granted to AstraZeneca to meet the definition of variable consideration granted to a partner under IFRS15.51.

The Company has amended its disclosure on page F-53 of the Amended DRS.

Item 8. Exhibits and Financial Statement Schedules, page II-3

15.	Please identify the exhibits as to which you expect to omit certain portions because you believe they are not material and would likely cause you competitive harm if disclosed.

Response:	In response to the Staff’s comment, the Company has revised its list of exhibits on pages II-3 and II-4 of the Amended DRS to identify the exhibits as to which it expects to omit certain portions.

General

16.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:	The Company does not currently intend to include any additional pictures or graphics in the prospectus. However, if and to the extent that additional pictures or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials if or once they are provided.

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July 19, 2019

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2332 or Brandon Fenn at +1 212 479 6626.

Very truly yours,
/s/ Richard Segal
Richard Segal

cc:	Mondher Mahjoubi, Innate Pharma S.A.
Yvan-Claude Pierre, Cooley LLP
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
Bertrand Sénéchal, Linklaters LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.
Théophile Strebelle, Gide Loyrette Nouel A.A.R.P.I.